UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 55855/June 4, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12620

In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
AIRBOMB.COM, INC.,	:	REVOKING REGISTRATIONS BY
INTERNETSTUDIOS.COM, INC.,	:	DEFAULT
MEGAMEDIA NETWORKS, INC., and	:	
WORLD CYBERLINKS CORP.	:	

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on April 24, 2007, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP was served on all Respondents by May 1, 2007. (See Declaration of Neil J. Welch, Jr., to Assist Secretary with Record of Service, filed May 7, 2007; Division of Enforcement's Supplemental Brief in Support of Motion for Default, filed May 23, 2007.) The OIP required that Respondents file Answers to the OIP within ten days after service of the OIP. OIP at 3; 17 C.F.R. § 201.220. On May 15, 2007, I ordered Respondents to show cause by May 29, 2007, why they should not be held in default.

As of the date of this Order, no Respondent has filed an Answer to the OIP or has responded to the Order to Show Cause. Accordingly, I find that all the Respondents are in default and the following allegations in the OIP are true. 17 C.F.R. §§ 201.155(a), .220(f).

FINDINGS

<u>Respondents</u>

<u>Airbomb.com, Inc.</u> (Airbomb), Central Index Key (CIK) No. 1120380, is a Canadian corporation located in Vancouver, British Columbia, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g).[1] Airbomb is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended March 31, 2001, which reported a deficit of $1.3 million for fiscal year 2001.

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[1] The Commission uses CIK numbers to identify filers.

Internetstudios.com, Inc. (Internetstudios), CIK No. 1094365, is a defaulted Nevada corporation located in New York, New York, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Internetstudios is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2005, which reported a net loss of $1,532,164 for the prior nine months. As of January 25, 2007, Internetstudios's stock was quoted on the Pink Sheets (symbol: ISTO), had twelve market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Megamedia Networks, Inc. (Megamedia), CIK No. 1085086, is a void Delaware corporation located in Orlando, Florida, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Megamedia is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2000, which reported an accumulated deficit of $4,437,679 for the prior six months. Megamedia (symbol: MGCH) is traded on the over-the-counter markets.

World Cyberlinks Corp. (World Cyberlinks), CIK No. 1042529, is an inactive New York corporation located in Ronkonkoma, New York, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). World Cyberlinks is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended July 31, 2002, which reported liabilities of $1,713,529. As of January 25, 2007, the company's stock was quoted on the Pink Sheets (symbol: WCYB), had six market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Delinquent Periodic Filings

Respondents are all delinquent in their periodic filings with the Commission. Airbomb has not filed Form 10-QSB reports for any quarter in 2001, 2002, 2003, 2004, 2005, and 2006 and Form 10-KSB reports for the period ended March 31 in 2002, 2003, 2004, 2005, and 2006. Internetstudios has not filed Form 10-QSB reports for any quarter in 2006 and Form 10-KSB reports for the period ended December 31, 2005, and 2006. Megamedia has not filed Form 10-QSB reports for the second and third quarters of 2000 and any quarters in 2001, 2002, 2003, 2004, 2005, and 2006 and Form 10-KSB reports for the period ended March 31, 2001, 2002, 2003, 2004, 2005, and 2006. World Cyberlinks has not filed Form 10-QSB reports for quarters in 2002, 2003, 2004, 2005, 2006, and 2007 and Form 10-KSB reports for the period ended July 31, 2003, 2004, 2005, and 2006.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires issuers to file quarterly reports. Respondents have repeatedly failed to meet their obligations to file timely periodic reports, and failed, in whole or in part, to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission, did not receive such letters. By their omissions, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

SANCTIONS

Section 12(j) of the Exchange Act authorizes the Commission when it is necessary or appropriate for the protection of investors to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that revocation of the registration of each class of each Respondent's registered securities is both necessary and appropriate for the protection of investors.

ORDER

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Airbomb.com, Inc., Internetstudios.com, Inc., Megamedia Networks, Inc., and World Cyberlinks Corp. is hereby REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge